PJT PARTNERS LP
(SEC I.D. No. 8-69442)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: October 31, 2023
	Estimated average burden
	hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69442

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING___01/01/22_____ AND ENDING _12/31/22_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PJT Partners LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. Box No.)

280 Park Avenue
(No. and Street)

New York   New York   10017
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helen T. Meates   (212) 364-7807   htm@pjtpartners.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name - if individual, state last, first, and middle name)

30 Rockefeller Plaza   New York   New York   10112-0015
(Address)   (City)   (State)   (Zip Code)

October 20, 2003   34
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Helen T. Meates, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of PJT Partners LP, as of December 31, 2022, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Helen T. Meates
Chief Financial Officer

Subscribed to before me this
24th day of February 2023

Notary Public

DEBORAH A. ZULCH
Notary Public - State of New York
No. 01ZU4805128
Qualified in Richmond County
My Commission Expires 03/30/2026

PJT PARTNERS LP

TABLE OF CONTENTS

This filing ** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to statement of financial condition.

☐ (c) Statement of operations.

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in partners' capital.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240-18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

** To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of PJT Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PJT Partners LP (the "Partnership"), as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of PJT Partners LP as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Partnership's auditor since 2015.

PJT PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022
(DOLLARS IN THOUSANDS)

ASSETS

Cash and cash equivalents	$	102,357
Investments, at fair value		50,242
Accounts receivable, net of allowance for credit losses of $1,621		307,601
Due from affiliates		377,752
Intangible assets, net of accumulated amortization of $22,587		16,313
Goodwill		100,439
Other assets		18,511
TOTAL ASSETS	$	973,215

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$	6,335
Taxes payable		2,133
Other liabilities		12,816
Due to affiliates		5,420
TOTAL LIABILITIES		26,704
PARTNERS' CAPITAL		946,511
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	973,215

See notes to statement of financial condition.

PJT PARTNERS LP

1. ORGANIZATION AND NATURE OF OPERATIONS

PJT Partners LP (the "Partnership") was formed as a single member Delaware Limited Liability Company on January 15, 2014 and converted to a Delaware Limited Partnership on May 1, 2014. Effective December 8, 2014, the Partnership commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Partnership is also registered as a commodities trading advisor with the Commodities Futures Trading Commission and with the National Futures Association.

The Partnership is owned by PJT Management LLC, as the general partner, and PJT Capital LP and PHG Holdings LLC as limited partners (collectively the "Parent"). The Parent is wholly owned by PJT Partners Holdings LP ("PJTPH"), a subsidiary of PJT Partners Inc. ("PJT"), a publicly traded company listed on the New York Stock Exchange.

The Partnership provides a range of strategic advisory, capital markets advisory, restructuring and special situations, shareholder advisory, private fund advisory and fundraising services. The Partnership's activities constitute a single reportable segment. An operating segment is a component of an entity that conducts business and incurs revenues and expenses for which discrete financial information is available that is reviewed by the chief operating decision maker in assessing performance and making resource allocation decisions. The Partnership has a single operating segment and therefore a single reportable segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Partnership's financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from those estimates.

Cash, Cash Equivalents and Investments—The Partnership considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents are primarily held at two major U.S. financial institutions.

As of December 31, 2022, the Partnership had $50.2 million of investments in U.S. Treasury securities that were included in investments on the statement of financial condition.

Fair Value of Financial Instruments—The carrying value of financial assets and liabilities, including cash and cash equivalents, accounts receivable, due from affiliates, other assets, accounts payable and accrued expenses, taxes payable, other liabilities and due to affiliates approximates their fair value.

GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability

is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:

- Level I – Quoted prices are available in active markets for identical financial instruments as of the reporting date.

- Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

- Level III – Pricing inputs are unobservable for the financial instruments and includes situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement.

In making an assessment of the fair value hierarchy classification of investments in Treasury securities, the Partnership considers the amount of trading activity, observability of pricing inputs as well as whether the securities are of the most recent issuance of that security with the same maturity (referred to as "on-the-run," which is the most liquid version of the maturity band). These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields.

As of December 31, 2022, all investments in U.S. Treasury securities held by the Partnership were classified as Level II in the fair value hierarchy. These securities are recorded at fair value using broker quotes, reflecting inputs from auction yields. Long-term receivables are classified as Level II in the fair value hierarchy.

Foreign Currency—In the normal course of business, the Partnership may enter into transactions not denominated in U.S. dollars. The Partnership's balances denominated in foreign currencies are translated into U.S. dollars at the end of each period, whereas the corresponding operating results denominated in foreign currencies are translated into U.S. dollars on the respective dates of such transactions.

Revenue Recognition—The Partnership provides a range of strategic advisory, capital markets advisory, restructuring and special situations and shareholder advisory services to corporations, financial sponsors, institutional investors and governments around the world. In conjunction with providing restructuring advice, the Partnership may also assist with raising various forms of financing, including debt and equity. Secondary advisory services include providing GP solutions and investing solutions to clients seeking portfolio liquidity, unfunded commitment relief and investments in secondary markets. The Partnership's fund placement services primarily serve alternative investment strategies, including private equity, real estate, hedge funds and private credit.

The Partnership also provides public and private placement fundraising services for corporate clients.

At contract inception, the Partnership assesses the services promised in its contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or a bundle of services) that is distinct. To identify the performance obligations, the Partnership considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. Additionally, the Partnership allocates the transaction price to the respective performance obligation(s) by estimating the amount of consideration in which the Partnership expects to be entitled in exchange for transferring the promised services to the customer.

The Partnership's primary performance obligation with respect to advisory and placement services is to stand ready to perform a broad range of services the client may need over the course of the engagement. Fees related to these performance obligations are recognized over time using a time-based measure of progress.

The Partnership may also be engaged to provide a fairness opinion to the client, amend contract terms, provide underwriting services or arrange interim financing. The Partnership has determined that the delivery of these services represents a separate performance obligation that is satisfied at a point in time when each is completed and delivered to the client as the customer is able to direct the use of, and obtain substantially all of the benefits from, the service at that point.

With respect to the transaction price, the consideration to which the Partnership expects to be entitled is predominantly variable as the consideration is susceptible to factors outside of the Partnership's influence and/or contain a large number and broad range of possible consideration amounts. As such, these amounts are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved and the Partnership has determined it is probable that there is not a significant risk of a revenue reversal in the future. With respect to contracts to provide advisory services, fees may vary in each engagement, but payments are generally due promptly upon completion of a specified event or, for retainer fees, periodically over the course of the engagement. With respect to contracts to provide placement services, fees are generally payable upon completion of a fund closing or may be paid in installments over three or four years with interest being charged to the outstanding balance. With respect to such fees paid over time, the Partnership has determined there is not a significant financing component related to such contracts. Fees earned for placement services to corporate clients are typically payable upon completion.

Additionally, the Partnership is typically reimbursed for certain professional fees and other expenses incurred that are necessary in order to provide services to the customer. These expenses are recorded in accounts receivable when these amounts are invoiced to the customer.

For performance obligations that are satisfied over time, determining a measure of progress requires management to make judgments that affect the timing of revenue recognized. The Partnership has determined that the methods described above provide a faithful depiction of the transfer of services to the customer.

For performance obligations that are satisfied at a point in time, the Partnership has determined that the customer is able to direct the use of, and obtain substantially all of the benefits from, the output of the service at the time it is provided to the client. Additionally, at that point the Partnership has a present right to payment, the Partnership has transferred the output of the service and the customer has significant risks and rewards of ownership.

The timing of revenue recognition may differ from the timing of payment. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment.

The Partnership may receive non-refundable up-front fees in its contracts with customers, which are recorded as revenues in the period over which services are estimated to be provided. Additionally, the Partnership may receive payment of certain announcement, retainer or milestone fees before the performance obligation has been fully satisfied. Such fees give rise to a contract liability and are recorded as other liabilities on the statement of financial condition.

The Partnership does not establish a provision for refunds or similar obligations. Additionally, the Partnership is the principal in the satisfaction of performance obligations.

To obtain a contract with a customer, the Partnership may incur costs such as advertising, marketing costs, bid and proposal costs, and legal fees. The Partnership has determined that these costs would have been incurred regardless of whether the contract with the customer was obtained. Additionally, the Partnership does not expect to recover any of these costs from the customer; therefore, the costs of obtaining contracts with customers are expensed as incurred.

Costs to fulfill contracts consist of out-of-pocket expenses that are part of performing services and are generally expensed as incurred, except for performance obligations that are satisfied at a point in time. For contracts with customers where a performance obligation is satisfied at a point in time, out-of-pocket expenses, where material, are capitalized and subsequently expensed upon satisfaction of the performance obligation.

Accounts Receivable—Accounts receivable includes receivables related to services provided in contracts with customers. Included in accounts receivable are long-term receivables that relate to placement fees that are generally paid in installments over a period of three to four years. The Partnership generally charges interest on long-term receivables as mutually agreed upon with the receivable counterparty. Additional disclosures regarding accounts receivable are discussed in Note 3 below.

Allowance for Credit Losses—The Partnership estimates the allowance for credit losses using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience, including write-offs and recoveries that have occurred during the period, provides the basis for the estimation of expected credit losses.

The allowance for credit losses is measured on a collective basis when similar risk characteristics exist in the Partnership's accounts receivable. The Partnership has classified its accounts receivable into short-term and long-term receivables, both of which relate to revenues from contracts with customers, in estimating the allowance for credit losses. Short-term receivables generally have payment terms less than one year and share similar historical credit loss patterns including write-offs and recoveries. These receivables arise from the Partnership's performance obligation of standing ready to perform. Long-term receivables are generally paid in installments over a period of three to four years. These receivables share similar historical credit loss patterns, including write-offs and recoveries, and arise from the Partnership's performance obligation of providing capital advisory services.

The Partnership measures the allowance for credit losses using the loss-rate method by multiplying the historical loss rate by the asset's amortized cost (including accrued interest) at the balance sheet

date. The historical loss rate is derived from the Partnership's historical loss experience over the prior three year period.

The Partnership reduces both the gross receivable and the allowance for credit losses in the period in which the receivable(s) are deemed uncollectible. The Partnership considers a receivable to be uncollectible at the point when all efforts at collection have been exhausted. A recovery may occur if cash is received after a receivable balance has been written off. Such recovery would be recorded as an increase to the allowance at the time of the recovery.

Additional disclosures regarding the allowance for credit losses are discussed in Note 3 below.

Goodwill and Intangible Assets—Goodwill recorded arose from the acquisition of CamberView Partners Holdings, LLC ("CamberView") that occurred on October 1, 2018. Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach and more frequently if circumstances indicate impairment may have occurred. Goodwill is tested for impairment at the reporting unit level. A reporting unit is a component of an operating segment for which discrete financial information is available that is regularly reviewed by management. The impairment testing for goodwill under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of the Partnership's reporting unit is less than its respective carrying value. If it is determined that it is more likely than not that the reporting unit's fair value is less than its carrying value or when the quantitative approach is used, a quantitative assessment is performed to (a) calculate the fair value of the reporting unit and compare it to its carrying value, and (b) if the carrying value exceeds its fair value, to measure an impairment loss.

The Partnership's intangible assets are derived from customer relationships and trade name arising from the CamberView acquisition. Identifiable finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives of four to eight years, reflecting the average time over which such intangible assets are expected to contribute to cash flows. The Partnership does not hold any indefinite-lived intangible assets. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

Compensation and Benefits—Compensation cost relating to the issuance of equity-based awards with a requisite service period to partners and employees is measured at fair value at the grant date, taking into consideration expected forfeitures, and expensed over the vesting period on a straight-line basis. Equity-based awards that do not require future service are expensed immediately. Restricted cash awards are expensed over the vesting period on a straight-line basis.

Income Taxes—The Partnership is organized as a limited partnership and is treated as a partnership for income tax purposes. The Parent is wholly owned by PJTPH, a partnership that is not subject to federal income tax. Accordingly, no provision for federal income taxes has been made, as partners of PJTPH are individually responsible for their own tax payments.

The Partnership recognizes and measures unrecognized tax benefits in accordance with GAAP. The Partnership evaluates tax positions taken or expected to be taken in the course of preparing income tax returns to determine whether the tax positions are "more likely than not" to be sustained under examination by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2022, the Partnership did not have uncertain tax positions with respect to income taxes that had a material impact on the Partnership's financial statement. The Partnership does not have any positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

Recent Accounting Developments—In June 2022, the FASB issued updated guidance on the fair value measurement of equity securities subject to contractual sale restrictions. The guidance is effective for annual and interim periods beginning after December 15, 2023, with early adoption permitted. The Partnership evaluated and concluded that this guidance will not have a material impact on its financial statement.

3. ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses consist of the following:

Balance, December 31, 2021	$	1,320
Provision for credit losses		1,655
Write-offs		(1,354)
Balance, December 31, 2022	$	1,621

Included in accounts receivable, net is accrued interest of $2.7 million as of December 31, 2022, related to placement fees.

Included in accounts receivable, net are long-term receivables of $133.3 million as of December 31, 2022 related to placement fees that are generally paid in installments over a period of three to four years.

The Partnership does not have any long-term receivables on non-accrual status. Of receivables that originated as long-term, there were $6.5 million as of December 31, 2022, which were outstanding more than 90 days. As of December 31, 2022, the Partnership's allowance for credit losses with respect to long-term receivables was $0.5 million.

4. INTANGIBLE ASSETS

Intangible assets, net consist of the following as of December 31, 2022:

Intangible assets		
Customer relationships	$	34,800
Trade name		4,100
Total intangible assets		38,900
Accumulated amortization		
Customer relationships		(18,487)
Trade name		(4,100)
Total accumulated amortization		(22,587)
Intangible assets, net	$	16,313

5. RELATED PARTY TRANSACTIONS

The Partnership has entered into an administrative services and expense agreement with PJTPH. The Partnership reimburses PJTPH for direct and indirect expenses incurred on the Partnership's behalf including accounting, compensation, human resources, legal, compliance, financial administration,

information technology, office services and facilities. For treasury management purposes, excess cash is kept at PJTPH. As of December 31, 2022, there was a balance due from PJTPH of $372.9 million.

The Partnership has entered into an agreement with PJT Partners (UK) Limited ("PJT-UK"), a United Kingdom ("UK") affiliate of the Partnership. This affiliate provides certain advisory services to clients on behalf of the Partnership as well as marketing services on behalf of the Partnership to investors in the UK and outside the European Economic Area ("EEA") as licensed though the Financial Conduct Authority in the UK. As of December 31, 2022, the Partnership owed PJT-UK $2.6 million.

The Partnership has entered into an agreement with PJT Partners (HK) Limited ("PJT-HK"), a Hong Kong affiliate of the Partnership. This affiliate provides marketing services on behalf of the Partnership to investors in Hong Kong, Japan, Australia and throughout Asia as licensed through the Securities and Futures Commission in Hong Kong. As of December 31, 2022, the Partnership owed PJT-HK $0.5 million.

The Partnership has entered into an agreement with PJT Partners Park Hill (Spain) A.V., S.A.U. ("PJT-Spain"), a Spanish affiliate of the Partnership. This affiliate provides marketing services on behalf of the Partnership to investors in the EEA and outside the EEA as licensed though the National Securities Market Commission in Spain. As of December 31, 2022, the Partnership owed PJT-Spain $0.7 million.

From time to time, the Partnership and various affiliated entities incur costs on each other's behalf. As of December 31, 2022, there was a balance due from an affiliated entity of $4.9 million and balances due to various affiliated entities of $1.6 million.

6. **COMMITMENTS AND CONTINGENCIES**

Litigation—From time to time, the Partnership may be named as a defendant in legal actions relating to transactions conducted in the ordinary course of business. Some of these matters may involve claims of substantial amounts. Although there can be no assurance of the outcome of such legal actions, in the opinion of management, after consultation with external counsel, the Partnership believes it is not probable and/or reasonably possible that any current legal proceedings or claims would individually or in the aggregate have a material adverse effect on the financial statement of the Partnership.

Indemnification—The Partnership has entered and may continue to enter into contracts that contain a variety of indemnification obligations. The Partnership's maximum exposure under these arrangements is not known; however, the Partnership currently expects any associated risk of loss to be insignificant. In connection with these matters, the Partnership has incurred and may continue to incur legal expenses, which are expensed as incurred.

7. **CONCENTRATIONS OF CREDIT RISK**

The Partnership derives its revenue from a small number of clients involving transactions with high dollar values. In addition, there may be a concentration of receivables with these same clients.

Since the financial markets are global in nature, the Partnership generally manages its business based on the operating results of the Partnership taken as a whole, not by geographic region. The

Partnership's offices that generate revenue and hold the Partnership's assets are based in the United States.

The Partnership had three clients account for 20.1% of its accounts receivable as of December 31, 2022.

8. PARTNERS' CAPITAL

For the year ended December 31, 2022, there were distributions of $355.0 million to PJTPH and non-cash contributions of $5.7 million from PJTPH primarily related to obligations that were fully assumed by PJTPH on behalf of the Partnership for certain expenses incurred pursuant to services agreements.

Additionally, for the 2020 tax year, the Partnership made an election under Section 754 of the Internal Revenue Code effective for each taxable year in which an exchange of Partnership Units for cash or for shares of PJT's Class A common stock occurs, which is expected to result in increases to the tax basis of the assets of the Partnership at the time of an exchange of Partnership Units. The tax benefit of such exchange has been recorded as a $41 thousand increase to both other assets and partners' capital on the statement of financial condition.

Subsequent to December 31, 2022, the Partnership made total distributions of $150.0 million to PJTPH.

9. REGULATORY REQUIREMENT

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Partnership maintain minimum net capital, as defined, of $100,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On December 31, 2022, the Partnership had net capital of $125.9 million, which was $124.1 million in excess of its required net capital of $1.8 million. The Partnership's aggregate indebtedness to net capital ratio was 0.2 to 1.

The Partnership does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, has no obligations under the SEC Customer Protection Rule (Rule 15c3-3).

10. SUBSEQUENT EVENTS

The Partnership has evaluated the impact of subsequent events through the date this financial statement was issued and determined there were no subsequent events requiring adjustment or further disclosure to the financial statement besides those described in Note 8 above.

* * * * * *